UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Alliance Bancorp of New England, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

01852Q109
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

        BPI Global Asset Management LLP
        59-3435898

(2)     Check the Appropriate Box if a Member of a Group

         (a) [ ]
         (b) [ ]

(3)     SEC Use Only

(4)     Citizenship or Place of Organization

         Delaware, U.S.A.

Number of                     (5)    Sole Voting Power
Shares                                  0
Benefici-                       (6)    Shared Voting Power
ally Owned                            144,500
by Each                        (7)    Sole Dispositive Power
Reporting                              0
Person With                  (8)    Shared Dispositive Power
                                            144,500

(9)    Aggregate Amount Beneficially Owned by Each Reporting Person

        144,500

(10)   Check if the Aggregate Amount in Row (9) Excludes
        Certain Shares [ ]

(11)   Percent of Class Represented by Amount in Row 9

         5.05%

(12) Type of Reporting Person

       IA

Item 1(a)

Name of Issuer: Alliance Bancorp of New England, Inc.

Item 1(b)

Address of Issuer's Principal Executive Offices:
                                348 Hartford Turnpike
                                Vernon, CT  06066

Item 2(a)

Name of Person Filing:

                                BPI Global Asset Management LLP

Item 2(b)

Address of Principal Business Office:

                                BPI Global Asset Management LLP
                                1900 Summit Tower Boulevard
                                Orlando, FL  32810

Item 2(c)

Citizenship:

                                Delaware

Item 2(d)

Title of Class of Securities:
                                Common Stock

Item 2(e)

CUSIP Number:

                                01852Q109

Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act

(b) [ ] Bank as defined in section 3(a) (6) of the Act

(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

(d) [ ] Investment Company registered under section 8 of the Investment
         Company Act

(e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) [ ] An employee benefit plan or endowment fund in accordance with
        Rule 13d-1(b)(1)(ii)(F)

(g) [ ] A parent holding company or control person in accordance with
         Rule 13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in Section 3(b) of the
         Federal Deposit Insurance Act

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
       Investment Company Act

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

See Exhibit A.

(a)    Amount Beneficially Owned:

        144,500

(b)    Percent of Class:

        5.05%

(c)    Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:                        0
        (ii)   Shared power to vote or to direct the vote:                    144,500
        (iii)  Sole power to dispose or to direct the disposition of:      0
        (iv)  Shared power to dispose or to direct the disposition of:  144,500

Item 5

Ownership of Five Percent or Less of a Class

[ ]

                                N/A

Item 6

Ownership of More than Five Percent on Behalf of Another Person

Accounts or persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares reported in this filing.  To our knowledge no such interest of any account or person relates to more than 5% of the class of securities.

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                                N/A

Item 8

Identification and Classification of Members of the Group.

                                N/A

Item 9

Notice of Dissolution of Group.

                                N/A

Item 10

Certification.

  The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

By signing below I certify that, to the vest of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2004

Signature:            /s/ Ryan R. Burrow

                           ________________________
Name/Title:          Ryan R. Burrow, President

                           Attention: Intentional misstatements or omissions of fact
                           constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A DISCLAIMER

Information on the attached Schedule 13G is is provided solely for the purpose of complying with Section 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that BPI Global Asset Management LLP is a beneficial owner of the securities described herein for any other purpose.